Mail Stop 4561

May 5, 2010

Mr. Mark Seremet
President and Chief Executive Officer
Zoo Entertainment, Inc.
3805 Edwards Road, Suite 400
Cincinnati, Ohio 45209

> Re: **Zoo Entertainment, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on April 15, 2010**
> **File No. 333-163937**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 333-124829**

Dear Mr. Seremet:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel. Unless otherwise noted, all references to prior comments refer to comments appearing in our letter dated February 18, 2010.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   With respect to every revised third-party statement in your prospectus, including without limitation the market data by NPD Group, Nielsen, and Mintel, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether all or any of the reports were prepared for you.

2.   Please disclose why your stock is no longer quoted on the OTC bulletin board, and include appropriate risk factor and other disclosure as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the year ended December 31, 2009 as compared to the year ended December 31, 2008, page 23

3.   We note that your current disclosures do not appear to sufficiently explain the increase in your revenue year over year. Your revenue increased $12.4 million or 34% in 2009 compared to 2008. We further note your analysis of average selling price and number of units sold explains approximately $9.2 million of the increase. Expand your discussion to identify and quantify the additional significant factors that increased your revenue in 2009 compared to 2008. Refer to Section III.B.4 of SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Basis of Presentation and Significant Accounting Policies

Product Development Costs, page F-9

4.   We have reviewed your response to prior comment 9. It remains unclear to us how you determined that your product development arrangements with third parties do not constitute collaborative arrangements under ASC 808. Your response that you are not an active participant in the development of the games, but instead purchase games once technological feasibility is established appears to contradict your disclosure on page F-10, that, "we frequently enter into agreements with third party developers that require us to make advance payments for game development and production services." Please advise. We further note that these third parties also receive royalties on the subsequent retail sales of the products. In light of this, tell us how you determined that these third party developers are not exposed to significant risks and rewards. In your response, tell us how you considered each of the points in ASC 808-10-15-11. Please provide us with a response in greater detail that explains your conclusion that your product development arrangements with third parties do not constitute collaborative arrangements under ASC 808. For example, you disclose that in some cases in exchange for your advance payments, you receive the underlying intellectual property rights. Tell us how you considered ASC 808-10-15-8.

Equity-Based Compensation, page F-13

5.   We note your disclosure that states that you "had limited trading volume in 2009, therefore, [you] used the current market price, bid-ask spreads and a marketability discount to determine the fair value of the stock price." Tell us why you believe that adjusting the quoted market price of your shares of common stock is appropriate and represents fair value. Indicate the amount of the discount and provide a summary of the instances of when this discount was utilized to account for a transaction including stock-based compensation.

Loss Per Share, page F-13

6.   Tell us why you have not included all warrants outstanding using the treasury method when calculating your loss per share amount. See ASC 260-10-45-28B and your page F-30. Tell us how you are accounting for those warrants that are not exercisable. You should disclose all anti-dilutive securities. See ASC 260-10-50-1(c). This comment also applies to your convertible preferred shares.

Fair Value Measurement, page F-14

7.   We note your response to prior comment 7. It is unclear to us how you have fully complied with the disclosure requirements of ASC 820-10-50-2. For example, tell us how you have considered ASC 820-10-50-2.c. In addition, your disclosures should be in tabular format. Refer to ASC 820-10-50-8.

Note 9. Credit and Financing Arrangements, Atari Agreement and Other Customer Advances, page F-17

8.   We have reviewed your response to prior comment 12. Your response is unclear to us how you considered the referenced guidance. We repeat our prior comment to explain in sufficient detail how you considered the guidance contained in ASC 605-50-25-7 through 9 and 605-50-55-Example 20.

9.   We note your disclosure of your factoring arrangement on page F-19, that, "at December 31, 2009, accounts receivable and due from factor included approximately $1.4 million of amounts due from our customers to the factor and the factor had an advance outstanding to the Company of $900,000." Tell us why you believe that netting the advances from factor against the receivables assigned to factor is the proper accounting and presentation. See ASC 860-10-05-14 & 15, 860-10-55-45 & 46. Indicate why the advances are not accounted for as a borrowing and presented as a liability. Also, tell us how you considered the disclosure requirements pursuant to ASC 860-50-50-3 & 4.

Note 11. Notes Payable

Zoo Entertainment Notes, page F-22

10.   We note your response to prior comment 15. Expand your disclosure to discuss
        how you determined your $0.0025 value per share of common stock on
        November 20, 2009. In your response, explain the factors and assumptions that
        changed from June 18, 2009, when you determined the value of your common
        stock to be $0.20 per share as disclosed on page F-26.

Note 21. Subsequent Events, page F-33

11.   You disclose that you issued a significant amount of restricted common stock and
        options to various individuals subsequent to year end. Describe how you are
        accounting for these issuances and describe the nature of the consideration being
        received in exchange for these equity instruments. That is, indicate whether these
        represent a nominal issuance. See SAB Topic 4.D.

Note 22. Restatement of September 30, 2009 Financial Statements, page F-34

12.   We have reviewed your response to prior comment 13. We repeat our prior
        comment to provide us with your SAB 99 analysis to explain why an amendment
        of your 3rd Quarter Form 10-Q is not necessary. Further, tell us how you
        considered filing an Item 4.02 Form 8-K for the restatement of these items.

Part II. Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 78

13.   You have not disclosed the February 11, 2010 issuance to Mr. Seremet and
        Mr. Rosenbaum in this section. Please advise, or revise your disclosure.

Item 16. Exhibits and Financial Statement Schedules, page 82

14.   Please advise why you do not appear to have filed the following documents as
        exhibits to your registration statement:

        • Second Amendment to 2007 Employee, Director and Consultant Stock Plan;
        • First Amendment to Factoring and Security Agreement;
        • First Amendment to Master Purchase Order Assignment Agreement;
        • Amended Employment Agreement with Mr. Fremed;
        • Consulting Agreement with Mr. Brant; and
        • Extension of purchase order financing facility.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 41

15.   We repeat prior comment 17 to file an amended Form 10-K for your revisions
        made in response to prior comments 28 and 29 from our letter dated January 15,
        2010. In your amended Form 10-K, please move your discussion of material
        weakness in your internal control over financial reporting and your discussion of
        your plan of remediation to under the heading, Management's annual report on
        internal control over financial reporting.

                              *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. Please provide us with marked copies of the amendment to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. We may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions
regarding comments on the financial statements and related matters. Please address all
other questions to David L. Orlic, Esq., at (202) 551-3503, or, if you require further
assistance, to me at (202) 551-3462.

                                                Sincerely,

                                                Mark P. Shuman
                                                Branch Chief-Legal

cc: Via facsimile: (212) 983-3115
        Kenneth R. Koch, Esq.
        Mintz Levin Cohn Ferris Glovsky and Popeo, P.C.